

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 13, 2023

Lirong Wang
Chief Executive Officer
Muliang Viagoo Technology, Inc.
2498 Wanfeng Highway, Lane 181
Fengjing Town, Jinshan District
Shanghai, China

        Re: Muliang Viagoo Technology, Inc.
            Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2022
            Filed July 6, 2023
            File No. 001-40636

Dear Lirong Wang:

     We have reviewed your filing and have the following comment(s).

     Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this letter, we may have additional comments.

Amendment No. 1o to Form 10-K for the fiscal year ended December 31, 2022

Contractual Arrangements, page 7

1.   We note your response to comment 6, and your revised disclosure referencing the names of the relevant agreements that you have entered into pursuant to your VIE structure. Please revise your disclosure in this section to provide a brief description of each of these agreements.

Executive Compensation, page 93

2.   As previously requested, it appears that the financial statements may need to be revised to account for the services provided by your CEO and CFO at fair value. In this regard, it does not appear that the compensation expense included in your 2021 and 2021 financial statements comprises a reasonable estimate of the fair value of the services provided by your CEO and CFO. Please refer to the guidance in SAB 1:B.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Jason Ye, Esq.